EXHIBIT 12.1

EXPRESS SCRIPTS, INC.

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Income from continuing operations before income taxes	$2,024.4	$1,908.7	$1,308.4	$1,207.4	$940.2
Add:
Undistributed loss from joint venture	—	—	—	0.3	1.3
Interest expense	299.7	167.1	194.4	77.6	108.4
Estimated interest component of rental expense	10.1	13.4	9.3	9.6	9.8
Income as adjusted	$2,334.2	$2,089.2	$1,512.1	$1,294.9	$1,059.7
Fixed charges:
Interest expense	299.7	167.1	194.4	77.6	108.4
Estimated interest component of rental expense	10.1	13.4	9.3	9.6	9.8
Total fixed charges	$309.8	$180.5	$203.7	$87.2	$118.2

Ratio of Earnings to Fixed Charges	7.5	11.6	7.4	14.8	9.0

Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.